The National
Privatized
Student Housing
Market Outlook

by
Kenneth T. Rosen
Avani A. Patel
Matt Chitharanjan

Rosen Consulting Group
1995 University Avenue
Suite 550
Berkeley, CA 94704
510 549-4510
510 849-1209 (fax)
www.rosenconsulting.com
© 2004 Rosen Consulting Group, LLC

Executive Summary

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The major demand driver for student housing in the coming decade will be the Echo Boom generation. While the Baby Boom generation is nearing retirement, much of the Echo Boom is entering or has yet to enter adulthood. In 2003, four million Americans turned 18. By 2010, that number will peak at 4.4 million and remain above the four million mark annually through 2020. As such, the pool of future college students is large and is poised to enter universities in record numbers in the coming decade.

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After a lull in the post Baby Boom era, the Baby Boom Echo is creating a renewed upsurge in college enrollment levels in recent years. During 2003, an estimated 16.4 million students were enrolled in colleges and universities, representing an increase of 14.6% during the past decade and adding 2.1 million more students to the college rolls. The Department of Education projects that nationally, enrollments will climb to 18.2 million students by 2013 for an increase of 1.8 million during the next

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The impact of demographic changes on college enrollment levels will not be felt equally across all states. During the past decade, the growth of post-secondary enrollment has primarily been concentrated in the Mountain States, the Southeast, and the Southwest. California has had the biggest absolute increase in enrollment, but other states in the three aforementioned regions experienced much faster rates of growth. The above-average increase in college enrollment in these regions reflects a high rate of natural increase in the 18 to 24 age cohort.

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Looking ahead, enrollment trends are expected to change somewhat. Enrollment in the Southeast and Southwest will, for the most part, continue to grow at rates above or close to the national average. However, the Northeast part of the nation, which had very slow growing college enrollment during the last decade, will be one of the fastest growing regions this decade in percentage terms as demographic shifts create above average growth in the young adult population in the region. Conversely, population growth in the 18 to 24 age group in the Mountain States is slowing compared with the previous decade and this region is moving from one of the faster growing areas of the nation in terms of percent growth in college enrollment to one of the slowest growing areas. Finally, the Midwest region (except for Illinois), along with Appalachia (except for Virginia), will continue the trend of the last decade and post below-average enrollment growth through 2010.

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In absolute terms, the bigger states with the largest population of young adults will lead the pack. According to projections from the US Census, California, Texas, New York, and Florida will have the four largest populations of 18 to 24 year olds during the next decade. The fact these states are major immigration gateways will also bolster future demographic and accompanying college enrollment growth. RCG’s enrollment projection model consequently forecasts these four states to experience the greatest absolute upsurge in college enrollment.
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In addition to demand for higher education, supply-side drivers are also a key part of the equation and the choices that federal, state, and university leaders, along with students, make have a major impact on college enrollment rates and the amount of student housing that is built. The expected surge in enrollment comes at a time when many colleges and universities are already at full capacity and becoming more selective in their admissions processes. At the same time, budget deficits for most states are the worst they have been at any time in the last 50 years, limiting states’ ability to increase funding for education. Therefore university finances are deteriorating and threatening institutions’ capacity to enroll more students and fund significant capital projects such as student housing.

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With burgeoning freshman classes expected in the near future, universities are under pressure to expand their student housing facilities and dormitory construction has been largely unaffected by budgetary constraints. In fact in 2003, university spending on student dormitories increased nearly 20% according to estimates by the US Census Bureau. However, the fact that university budgets are expected to remain tight in coming years will mean that financing for future construction will come under pressure and funding for student housing will increasingly have come from bond issuance, voluntary gifts and the private sector.

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Putting further pressure on universities’ ability to provide student housing, much of the existing stock of dormitories is nearing the end of its lifespan and will need to be renovated or replaced. At the same time, students’ tastes are evolving, and they are demanding more amenities from their accommodations, making new dormitories more expensive to build

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In response, institutions of higher learning have increasingly turned to the private sector to form partnerships to build and renovate student housing. At the same time, private developers are seeing opportunities to fulfill unmet demand in this niche market and are building fully private off-campus apartment complexes catering specifically to students. Mid-size developers specializing in student housing have been successfully building and managing student apartments off-campus for more than a decade, while larger developers that build conventional apartment complexes have started to more recently show interest in the market.

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As college enrollment increases and students demand more and more out of their residences, the trend toward these alternative forms of student housing are expected to continue and spread to more cities with large student populations. Public universities provide more diverse opportunities in both the on-campus and off-campus markets. Housing geared toward private university students will likely be more limited in the near-term and focused on on-campus housing.

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With private sector participation, return on investment is a major determinant in going forward with a project. Therefore, in addition to looking at college enrollment levels to gauge demand for student housing, developers will also examine local apartment market conditions to ensure that rents will justify development costs to make a project pencil out. Our outlook is for continuing strong performance in supply-constrained markets with good job growth prospects such as those in Southern California and Florida. Market that have become oversupplied such as Atlanta, Dallas and Phoenix, and tech-heavy markets that have been hit hard by job cuts such as the Northern California Bay Area and Austin will lag behind.

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Taking all of the major demand and supply drivers into account, a few areas emerge as the most promising growth markets for privately developed student housing projects. Markets with the combination of favorable college enrollment projections, healthy state finances to support these higher enrollment levels and new student housing, and strong apartment market fundamentals that help generate desirable returns, will provide the best opportunities.

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Florida, Southern California and New York show the best prospects, with Houston and Washington, DC following closely behind. Northern California’s prospects are not as strong as those in Southern California because of the sharp downturn that the apartment market has experienced. Among the markets with above-average enrollment projections, Washington and Maryland are the weakest.

Major Demand Drivers

The current decade is ushering in a steady and significant increase in the number of school-age children and young adults. Primary schools through colleges will accommodate an estimated 94 million students by the end of the century, representing an increase of more than 42 million from 2000. By comparison, the school-age population rose by 30 million during the 20th century. As a result, demographic trends will be favorable to demand for university education and accompanying student housing in the coming years.

The Echo Boom Generation Comes of Age

The Echo Boom generation– the children of the Baby Boomers – was born between 1977 and 1997 and is now 7 to 27 years old. The Echo Boom is 80 million strong, and is as large as the Baby Boom generation born between 1946 and 1964. The group reached 4.1 million births at its peak in 1990, reflecting a 25% increase from 1977.

As a result, while the Baby Boom generation is nearing retirement, much of the Echo Boom is entering or has yet to enter adulthood. In 2003, four million Americans turned 18. By 2010, that number will peak at 4.4 million and remain above the four million mark annually through 2020. At the same time, the pursuit of post-secondary education is gaining popularity. According to the Census Bureau, the share of high school graduates choosing to attend university increased to 65% in 2002 from 45% in 1997. As such, even with the slight drop-off in population turning 18 after 2010, the pool of future college students is large and is poised to enter universities in record numbers in the coming decade.

Looking even further ahead, unlike the decline in the post-Baby Boom era, when births dropped down to 3.1 million in the early 1970’s, the number of births in the post Baby Boom Echo era is expected to remain fairly stable for another decade. This new generation, known as the Millennial Boom, will be comprised of the children of the Baby Boom Echo and an increasing number of families that have immigrated to the United States in the past 30 years. Consequently, even as the last of the Baby Boom Echo generation graduates from college, this next generation is expected to maintain a steady stream of demand for higher education.

As the Baby Boom generation started entering college, there was a spike in college enrollment levels. With the birth rate dropping off following the Baby Boom, college enrollment in subsequent years fell and then fluctuated within a narrow band. In recent years, the Baby Boom Echo is creating a renewed upsurge in college enrollment levels. During 2003, an estimated 16.4 million students were enrolled in colleges and universities, representing an increase of 14.6% during the past decade and adding 2.1 million more students to the college rolls.

What makes this growth trend different from the surge in the late 1960s is that this most recent upswing is a long, rising wave, with no immediate fall-off in sight. Bolstered by the Baby Boom Echo and the Millennial Boom, college enrollment will stay on a strong course and continue to increase for several years. The Department of Education projects that nationally, enrollments will climb to 18.2 million students by 2013 for an increase of 1.8 million during the next decade alone.

Growth Differentials: Not All Regions Are Created Equal

The impact of demographic changes on college enrollment levels will not be felt equally across all states. During the past decade, the growth of post-secondary enrollment has primarily been concentrated in the Mountain States, the

Southeast, and the Southwest. California has had the biggest absolute increase in enrollment, but other states in the three aforementioned regions experienced much faster rates of growth. Nevada’s student population, for instance, expanded at an annual rate of 4.0% between 1990 and 2000—more than two times faster than the national average of 1.2%. In general, these three regions have been at the forefront of overall population growth since the 1960s, and the above-average increase in college enrollment reflects a high rate of natural increase in the 18 to 24 age cohort. Of the 25 states ranked with the highest percentage gain in enrollment between 1990 and 2000, 19 of these states were also ranked in the top 25 for the highest percentage gain in the 18 to 24 age group. As such, an examination of future trends in regional population growth sheds light on where college enrollment growth will be concentrated in coming years.

Using demographic projections from the U.S. Census Bureau and national enrollment projections from the Department of Education, RCG has constructed a forecast model that projects college enrollment by state through 2010. The projections assume that individual schools will not make changes in admissions policies going forward, and therefore represent the potential demand for higher education. As the next section highlights, enrollment caps and other measures that discourage or limit enrollment will have an impact on the actual numbers of students that schools will be able to accommodate. A full description of the model’s methodology and assumptions are given in the Appendix.

Historical Enrollment Trends

	College Enrollment			18-24 Age Group Growth
Rank	State	Change ’90-’00	CAGR* ’90-’00	Rank	State	Change ’90-’00
1	Nevada	42.4%	4.0%	1	Idaho	51.0%
2	Georgia	37.5%	3.6%	2	Utah	48.5%
3	Utah	35.0%	3.4%	3	Nevada	41.9%
4	Arizona	29.7%	2.9%	4	Wyoming	37.0%
5	New Mexico	29.5%	2.9%	5	Montana	32.8%
6	Arkansas	27.4%	2.7%	6	Alaska	29.3%
7	Idaho	26.4%	2.6%	7	Colorado	24.1%
8	South Dakota	26.3%	2.6%	8	New Mexico	23.1%
9	California	24.8%	2.5%	9	South Dakota	20.8%
10	Washington	21.8%	2.2%	10	Arizona	18.7%
11	Florida	20.3%	2.1%	11	Oregon	18.6%
12	Louisiana	19.8%	2.0%	12	Washington	14.1%
13	Montana	17.7%	1.8%	13	Texas	12.6%
14	South Carolina	16.7%	1.7%	14	Nebraska	12.1%
15	Tennessee	16.7%	1.7%	15	Minnesota	9.7%
16	Colorado	16.2%	1.7%	16	North Dakota	7.6%
17	Minnesota	15.6%	1.6%	17	Georgia	7.6%
18	North Carolina	14.9%	1.6%	18	Arkansas	6.6%
19	Texas	14.7%	1.5%	19	Kansas	5.9%
20	Mississippi	11.8%	1.2%	20	Oklahoma	5.3%
21	Missouri	10.8%	1.2%	21	Missouri	4.0%
22	Iowa	10.8%	1.1%	22	Wisconsin	3.5%
23	Oregon	10.5%	1.1%	23	Tennessee	3.3%
24	Indiana	10.4%	1.1%	24	Florida	3.1%
25	Kansas	9.9%	1.1%	25	Louisiana	1.9%
	National	10.8%	1.2%		National	–1.8%

*	CAGR = Compound Annual Growth Rate

Sources: Department of Education, U.S. Census Bureau, RCG

In line with forecasted demographic trends, enrollment patterns are expected to change somewhat during the current decade through 2010:

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The Southwest, Southeast, Pacific and Northeast are projected to be the fastest growing regions in college enrollment between 2000 and 2010, fueled by above average growth projections in the young adult population. Many states in the Sunbelt (Southeast and Southwest regions) will continue to grow at rates faster than the majority of the country, with the strongest growth occurring in Florida, Arizona, Texas, North Carolina and Georgia. All of the states in the Pacific region, except for Oregon, are also expected to post strong enrollment growth.

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However, the Northeast part of the nation, which had very slow growing college enrollment during the last decade, will be one of the fastest growing regions this decade in percentage terms. For example, The District of Columbia, Rhode Island, Connecticut, and New York all experienced a drop in college enrollment levels during the 1990’s, attributable to stagnant growth in the young adult population. This trend has reversed in the current decade, and the U.S. Census Bureau projects above average growth in the 18 to 24 year-old age cohort through 2010. As a result, these states are now ranked among the top ten for college enrollment growth going forward. Massachusetts, Maryland and New Jersey round out the states in the Northeast that are expected to have above average growth in college enrollment through 2010.

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Conversely, population growth in the 18 to 24 age group in the Mountain States is slowing compared with the previous decade and this region is moving from one of the faster growing areas of the nation in terms of percent growth in college enrollment to one of the slowest growing areas. Montana and Idaho are both expected to experience a decline in college enrollment between 2000 and 2010, after posting among the strongest percentage growth rates in the 1990s. Utah’s enrollment growth will decelerate significantly after a solid showing during the past ten years.

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Finally, the Midwest region (except for Illinois), along with Appalachia (except for Virginia), will continue the trend of the last decade and post below-average enrollment growth through 2010. The US Census Bureau generally does not project significant growth in these states’ 18 to 24 age cohort, accounting for the slow growth in post-secondary enrollment forecasts.

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In absolute terms, the bigger states with the largest population of young adults will lead the pack. Except for California, these states have a student population base that is small relative to the total population base, but large in absolute terms. According to projections from the US Census, California, Texas, New York, and Florida will have the four largest populations of 18 to 24 year olds during the next decade. The fact these states are major immigration gateways will also bolster future demographic and accompanying college enrollment growth. RCG’s enrollment projection model consequently forecasts these four states to experience the greatest absolute upsurge in college enrollment. Rounding out the top ten states with the highest absolute enrollment growth projections are Massachusetts, North Carolina, Virginia, Arizona, Illinois, and Georgia. Most of the student housing properties currently owned by American Campus Communities are located in these “top ten” states. Pennsylvania and Colorado, the only states that are not in the top ten in which American Campus Communities currently owns student housing properties, are still expected to have a very high rate of natural increase in the 18 to 24 age group and are ranked in the top twenty in projected college enrollment.

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The states in which American Campus Communities currently owns properties are projected to experience an average 14.7% growth in the population aged 18-24 (an average of 217,634 persons) between 2000 and 2010 and 13.4% growth in enrollment (an average of 112,809 persons) between 2001 and 2010.

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Some smaller states with a small overall population, but a disproportionately large population base of young adults and existing college enrollment base will also be among the top in absolute enrollment growth. These states include Massachusetts and the District of Columbia.

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California belongs in a league of its own with the distinction of having a large student population base in both relative and absolute terms. RCG expects California’s student population base to increase by 36.8% from the 2000 enrollment base in the next ten years through 2010—a rate of increase second only to the much smaller District of Columbia (42.1%) and far ahead of Rhode Island (25.4%). For comparison purposes, the student populations in New York, Texas, Florida are expected to increase by 17.4%, 17.4%, and 20.7%, respectively, during the same forecast period. In absolute terms, California’s projected increase in student enrollment in the next ten years is staggering. According to RCG’s projections, the state will add close to 800,000 new college students through 2010, compared with an increase of about 210,000 between 1990 and 2000. This increase is about equal to the total rise in absolute enrollment growth for the next fourteen states combined during the forecast period. State education experts have used the term “Tidal Wave II” to describe the upcoming surge in enrollment flooding the state’s institutions of higher education.

Enrollment Trends to Watch

Enrollment Growth Projections				Population Growth Projections: 18-24 Age Cohort
		2001-2010				2000-2010
Rank	State	Abs Change	% Change	Rank	State	Abs Change	% Change
1	California	783,020	34.0%	1	California	1,196,012	38.2%
2	New York	174,633	16.6%	2	Texas	395,320	18.6%
3	Texas	161,494	15.3%	3	New York	302,794	18.6%
4	Florida	131,348	18.2%	4	Florida	274,826	21.9%
5	Massachusetts	93,166	21.6%	5	Massachusetts	142,520	26.0%
6	North Carolina	62,817	15.3%	6	Georgia	134,177	16.9%
7	Virginia	61,833	16.0%	7	North Carolina	131,863	18.2%
8	Arizona	57,206	16.2%	8	Virginia	122,361	18.5%
9	Illinois	50,144	6.7%	9	New Jersey	105,659	15.1%
10	Georgia	48,951	13.9%	10	Illinois	97,118	8.3%
11	Maryland	47,497	17.1%	11	Arizona	96,911	20.8%
12	New Jersey	46,459	13.8%	12	Maryland	94,938	20.3%
13	Pennsylvania	39,318	6.4%	13	Pennsylvania	85,846	8.1%
14	Washington	34,192	10.5%	14	Washington	73,766	13.2%
15	Connecticut	27,816	17.1%	15	Tennessee	55,653	10.2%
16	District of Columbia	27,301	35.9%	16	Connecticut	53,506	19.4%
17	South Carolina	22,713	12.2%	17	South Carolina	49,999	13.6%
18	Colorado	22,707	8.4%	18	Colorado	49,826	12.0%
19	Tennessee	21,319	8.0%	19	Michigan	38,027	4.1%
20	Michigan	17,749	3.1%	20	Alabama	35,155	8.1%
	Nat’l Avg.	40,334	13.3%		Nat’l Avg.	77,588	14.8%

Notes: Bolding indicates states in which American Campus Communities currently owns property Source: U.S. Census Bureau				Notes: Bolding indicates states in which American Campus Communities currently owns property Source: U.S. Census Bureau

There are also several emerging trends that will influence enrollment and demand for student housing in the longer term. While it is too early to say what the direct impact of these changes will be, they will become important factors in monitoring the student housing market in the longer term:

•	An increasing number of college students going forward will be full-time students.
•	The majority of these students will be women.
•	Hispanic-Americans and Asian-Americans will be the fastest growing segments of the student population.
•	Many state higher education systems are turning to the use of information technologies as a way of increasing access-distance learning.
•	Potential changes in immigration laws related to national security could temper future population growth as well as foreign student enrollment.

Major Supply Drivers

The projections for college enrollment represent demand for higher education in the nation. However, the correlation between increases in the college-age population, higher education enrollment and demand for student housing does not provide the whole picture. Supply-side drivers are also a key part of the equation and the choices that federal, state, and university leaders, along with students, make have a major impact on college enrollment rates and the amount of student housing that is built. The expected surge in enrollment comes at a time when many colleges and universities are already at full capacity and facing budget shortfalls. Therefore, in spite of favorable demographic trends, if institutions do not have the capacity to enroll more students and fund significant capital projects, college enrollment and the stock of new housing that universities can provide may not grow as fast as expected. However, much of existing stock the traditional dormitory-style housing originally built to accommodate the Baby Boomers is becoming obsolete and even if universities are forced to curtail future enrollment, they will still have to address the issue of accommodating the students that they do have by turning to alternative sources, including the private sector.

University Finances Are Deteriorating

The fiscal situation at universities nationwide has deteriorated substantially over the past two years. Increases in security, labor, and construction expenses have outpaced growth in revenues. Budget deficits for most states are the worst they have been at any time in the last 50 years, limiting states’ ability to increase funding for education. This is the first time in U.S. history that states have had to face enrollment increases at a time of economic decline. Many private schools, in addition to receiving less public funding, are also suffering from dramatic reductions in investment income from their endowments. As a result, many universities, both public and private, are trimming operating and capital expenditures. A recent survey by the Common Fund for Nonprofit Organizations found that 30%, or approximately 1,260 out of the 4,200 colleges and universities in the United States, plan to make across the board cuts in all academic programs. The same proportion plans to trim building and maintenance expenditures. Maintenance spending has absorbed the majority of facilities-related budget cuts, though many new construction projects are also being postponed.

Balance Sheet Trends in 2004

Incoming

Rising Revenues:	Falling Revenues:	Holding Steady:
Tuition	State Appropriations	Federal Research
Bond Revenue	Federal Grants	Academic Inventions
	Tuition from Foreign Students	Donations Endowments
Outgoing

Rising Expenditures:	Falling Expenditures:
Computer Security	Electronic Learning
Health Care	Maintenance
Labor Strife
New Construction
Debt Services
Legal Service
Insurance

Source: Chronicle for Higher Education

Sources of Funding

State Appropriations

With state finances weakened by the economic downturn, appropriations for higher education have decreased for the second consecutive year. Universities are budgeted to receive $60.3 billion from state governments in fiscal year 2004, down from $61.6 billion in fiscal year 2003 and $62.8 billion in fiscal year 2002. Despite the recent decline, state spending on higher education remains close to peak levels and total appropriations in real terms are 1.1% higher than five years ago and 15.0% higher than 1993.

Though the nationwide total for higher education appropriations has declined only modestly, many states have decreased spending substantially. Seven states have cut appropriations between 5% and 10% compared with two years ago and California, Colorado, Maryland, Massachusetts, Missouri, Oregon, South Carolina and Virginia have all trimmed more than 10%. The outlook for future spending in these states is considerably weaker than the national picture as large budget deficits are forecast to continue for at least another year. Furthermore, budget cuts by states with the largest public university systems have outpaced the national average. The top ten states with the largest higher education appropriations account for more than 53% of total nationwide spending. As a group, appropriations are down 6.3% in the largest ten states between fiscal years 2002 and 2004, compared with a decline of only 1.3% for the remaining states. Except for Florida, each of the states in which American Campus Communities currently owns student housing properties has experienced a decline in state appropriations for higher education during the past two years.

In contrast, only four states, Hawaii, Louisiana, Wyoming and Nevada, have increased university appropriations by more than 10% for fiscal year 2004 compared with two years ago. Nevada, which has the highest projected growth rate in graduating high school seniors during the next few years, has increased postsecondary allocations by nearly 40% to help prepare for the expected surge in university enrollment.

The outlook for higher education appropriations is decidedly cautious. Postsecondary outlays make up a large portion of each state’s discretionary spending and are therefore prone to cuts during lean times. State’s finances should gradually improve in line with the national economic recovery, allowing growth in higher education appropriations to resume. States’ fiscal situations are already beginning to show signs of improvement as the total budget gap for all states has fallen to $2.8 billion from $17.5 billion last year. However, student housing expenditures will have to grow significantly in future years to meet the forecasted surge in postsecondary enrollment over the next ten years. The ability of each state to boost postsecondary spending substantially, while simultaneously handling the strain on health care budgets from a rapidly aging population and restoring funding cuts to primary and secondary education remains to be seen. Traditionally, both of the latter groups have taken precedence over higher education for political reasons and there is unlikely to be enough money to fund all programs completely. Any prolonged higher education funding gap will clearly hurt public universities more. State appropriations make up approximately 36% of these institutions’ total revenues compared with only 2% for private institutions.

Endowments

Endowment by Schools, Public vs Private (2003)
Note: Endowment in $ thousands (000)

Private Schools				Public Schools
School	Endowment	Students	$ / Pupil	School	Endowment	Students	$ / Pupil
Harvard University	18,849,491	19,536	964,859	University of Texas	8,708,818	169,613	51,345
Yale University	11,034,600	11,378	969,819	University of California	4,368,911	197,517	22,119
Princeton University	8,730,100	6,846	1,275,212	Texas A&M University	3,802,712	99,000	38,411
Stanford University	8,614,000	17,823	483,308	University of Michigan	3,464,515	38,972	88,897
Massachusetts	5,133,613	10,340	496,481	University of Virginia	1,800,882	19,643	91,681
Institute of Technology Columbia University	4,350,000	21,204	205,150	University of Minnesota	1,336,020	63,769	20,951
Emory University	4,019,766	11,600	346,532	Ohio State University	1,216,574	50,731	23,981
University of Pennsylvania	3,547,473	22,769	155,803	University of Washington	1,103,197	38,254	28,839
Washington University	3,454,704	12,767	270,597	University of North Carolina at Chapel Hill	1,097,418	26,166	41,941
University of Chicago	3,221,833	12,989	248,043	Purdue University	1,056,767	57,505	18,377
Northwestern University	3,051,167	13,614	224,120	Indiana University	941,068	98,000	9,603
Duke University	3,017,261	8,161	369,717	Pennsylvania State University	919,422	83,177	11,054
Rice University	2,937,649	4,805	611,373	University of Illinois	904,960	67,732	13,361

Sources: Chronicle for Higher Education, RCG

After falling more than 9% during the previous two years, returns on university endowment funds rebounded modestly in 2003, rising to 3%. However, this small uptick has not been enough to cover spending shortfalls. In fact, according to a survey conducted by the Commonfund Institute, 54% of respondents reported that their endowments did not produce enough revenue to cover the expenses of the programs they were created for, often resulting in direct budget cuts. The same survey found that one out of every eight endowments lost money on its investments in 2003. Looking ahead, performance is expected to remain much weaker during the next few years compared with the late 1990s, a time when endowments earned up to 40% annually. The Commonfund Institute projects returns in the mid to high single digits in 2004.

Endowment performance impacts private universities in particular, as the endowment funds of many of the nation’s elite private universities and colleges continue to dwarf their public counterparts. Harvard University leads all private universities with an estimated endowment of $18.8 billion—far ahead of second-place Yale’s $11.0 billion. Among public universities, the University of Texas leads the pack with its permanent endowment fund of almost $8.7 billion compared the University of Michigan’s $5.6 billion and the University of California’s $4.4 billion endowment. Absolute endowment size, however, tells only half the story. The disparity of endowment funds between private and public universities is even greater when examining endowment funds on a per pupil basis. Harvard University has approximately $907,000 worth of endowment funds per pupil—almost seventeen times the University of Texas’ $73,000. Princeton and Yale lead all universities in endowment per pupil at $1.3 million and $1.0 million, respectively.

Tuition

According to the College Board, the average tuition for four-year public universities climbed 14.1%, or $579 in 2003, while private university tuition rose 6%, or $1,114. Institutions of higher learning are being forced to increase tuition in response to the drop-off in other major sources of revenue such as state appropriations and endowments. In 2000, the proportion of revenues at public four-year institutions coming from tuition increased to 51% from 45% in 1990. The University of Arizona raised tuition by 29% in 2003 and tuition at the University of California rose 30% last year. With the outlook for other sources of revenue weak, universities will continue to use tuition hikes to make up revenue shortfalls. Based on state budget announcements, similar increases to 2003 are expected the next academic year.

Public schools have been able to raise tuition by more than private institutions because even with double-digit increases, tuition is much less than at private colleges. A recent report by Standard & Poor’s found that public colleges are able to raise tuition for at least two years without having enrollment levels decline. The same does not hold true for private universities. Because private institutions rely on tuition for 70% or 80% of their revenue, their limited ability to raise current fees is causing heated competition for new students and their tuition money. Weakness in endowment and donation income is exacerbating the situation. As a result, while private institutions are not as dependent on state appropriations as public schools, they are also struggling. The less selective private colleges are hurting the most, with the elite private schools that have the largest endowments and significantly less spaces than demand largely unaffected. In an indication of weakness, the ratings agencies have downgraded the bonds at many private universities this year. Through the third quarter of last year, Moody’s had downgraded the bonds of 22 private colleges.

University Funding for Student Housing Unfazed, but Vulnerable

With burgeoning freshman classes expected in the near future, universities are under pressure to expand their student housing facilities dormitory construction has been largely unaffected by budgetary constraints. In fact in 2003, university spending on student dormitories increased nearly 20% according to estimates by the US Census Bureau. Higher education outlays on student housing totaled more than $3.6 billion during the year, compared with $3 billion in 2002. However, as this figure measures the value of construction put-in-place, it includes the value of projects that were initiated several years ago under a more favorable funding environment. In addition, this increase includes spending on renovating and replacing existing facilities that are aging. Moreover, student housing expenditures will have to grow significantly in future years to meet the forecasted surge in postsecondary enrollment over the next ten years.

Reversing the trend established over the previous ten years, dormitory spending by public universities outpaced private university expenditures for the second consecutive year in 2003, with outlays of $1.87 billion and $1.73 billion, respectively. Barring a sharper than expected deterioration in state appropriations, spending by public universities should continue to outpace their private universities’ counterparts, as larger student bodies and a lower proportion of student’s living in on-campus housing afford more opportunities for growth.

Clearly the impact on new student housing construction has been muted so far, but the fact that university budgets are expected to remain tight in coming years will mean that financing for future construction will come under pressure. Many state university systems, including those in California, Texas and Georgia, are discussing or have instated enrollment caps, which would diminish some of the urgency to build new housing. That being said, caps cannot remain in place on a permanent basis and the growing number of new students will need living accommodations. According to data complied by Peterson’s, only 11 out of the single largest four year institutions in each of the 50 states had the capacity to accommodate more than 30% of their total enrollment in 2003, and the average on-campus capacity for these institutions was only 22%. Therefore, nearly 80% of the students attending these universities had to rely upon alternative to university-provided housing. With enrollment set to rise, clearly current capacity must be expanded to house new students. A 2003 survey of 118 four-year institutions by College & Planning Management found that an estimated 29,000 new beds will be built over the next five years. Extrapolating from the sample size yields a national figure of approximately 291,000 new beds to be constructed through 2008. In contrast, college enrollment is expected to increase by 1,031,000 new students over the same period, creating a shortfall of more than 700,000 beds. As a result, growth in state allocations for higher education will need to outpace the increases of the previous decade just to maintain the current public services already in place. It is also questionable whether public universities will be able to allocate increasing percentages of a shrinking state education budget to student housing rather than to other educational facilities and operations. Considering the current financial pressures universities face, funding for student housing will increasingly have come from bond issuance, voluntary gifts and the private sector.

There are already signs that major state university systems are cutting spending on student housing projects. The State University of New York (SUNY) had requested $1.2 billion in construction and maintenance funding from the State of New York for the next fiscal year, and only $650 was approved. As a result, the school system has decided not to build additional dormitories itself and wants lawmakers to pass legislation that would allow the state to finance and build housing for students and for faculty and staff members through a number of new entities, including campus-related foundations, auxiliary-services corporations, alumni associations, and other nonprofit groups. The state university systems of Connecticut, Mississippi, New Jersey, Ohio, Oklahoma, South Carolina and Wyoming have all requested additional funding for renovation and construction projects, including student housing, but all of these states face the threat of further cuts in state appropriations next year, meaning that the funding to build and upgrade dormitories that universities need may not be available.

While future construction projects undertaken by universities could be cut back, much of the $6 billion-plus that was already spent in 2002 and 2003 on dormitory construction went to university–sponsored housing projects all over the country. The states with the greatest growth in current and future enrollment are seeing the most new activity.

California

State educators and policymakers have recognized the potential problematic impact of “Tidal Wave II” on on-campus housing resources in California and have developed a plan to increase the number of beds in the University of California system to 86,700 by 2011. Currently, the system has only 50,200 beds and new additions have been slow but steady. Of the $800 million in state funds the University of California system has received from Proposition 47, there have been no allocations for student housing projects. However, more than $860 million in Multiple Purpose Projects Revenue Bonds have been issued since July of 2001, a large portion of which has been used to finance new housing construction. Nearly 6,600 beds have been added since 2001 and projects are currently underway at UC San Francisco, UC Berkeley, UC Santa Barbara, UC Los Angeles and UC Riverside. As the state of California’s fiscal situation is one of the worst in the nation, future financing for student housing projects will likely have to continue to come from bond measures and the private sector.

New York

The State University of New York (SUNY) is the state’s largest public university system with more than 402,000 students across 64 campuses. Of the $710 million of projects that are currently under construction or design, only one project has provisions for student housing. Like the California University system, SUNY will probably let private developers address future demand for off-campus housing.

New York does, however, have the fifth-largest proportion of its college and university students enrolled in private institutions. Consequently, demand for on-campus housing from the state’s largest private universities—New York University, Columbia University and Cornell University, for instance—will grow.

Texas

Of the $754 million the University of Texas has budgeted for capital expenditures through 2005, approximately $90 million will be allocated for student housing. The largest project is a 1,000-unit, apartment-style dorm at the University of Texas at San Antonio. Construction at the University of Texas at Arlington will also add nearly 500 beds. The capital budget for Texas’ other public university system, Texas A&M, currently has less than $9 million allocated for student housing construction.

Future expenditures by the University of Texas are expected to remain close to current levels. In its latest Capital Improvement Program, the University of Texas proposed more than $109 million worth of student housing projects between 2006 and 2009. The largest projects include the new $26 million residence hall at the Arlington campus, the $30 million Student Housing Phase II project at the Austin campus, and Phase II of the Student Housing Expansion project at the San Antonio campus. Specific sources of funding for these projects have not been identified, but with an enrollment base expected to swell in the coming decade, the University will be hard-pressed not to respond to the growing demand. In addition, with the highest endowment among all public universities (more than $7.7 billion), the University of Texas has deep financial resources relative to other post-secondary public institutions.

Florida

The state’s largest public university, the University of Florida, has no near-term construction plans after recently completing a 600-unit dormitory. However, the university has proposed three projects that would add 1,400 beds by 2010. Florida State University, the second largest school in the state, recently added a $27.8 million, 568-bed residence hall and has an additional 684-bed residence hall slated for completion in August of 2004.

North Carolina

The University of North Carolina system is currently reviewing $408 million in student housing proposals for the new 2004 to 2010 capital budget plan. Approximately $254 million is earmarked for the construction of new buildings, with the remainder budgeted for renovations of existing facilities. The first phase of the budget, for which financing has already been obtained through the passage of $2.5 billion in Higher Education Bonds, totals $217 million and covers outlays through 2005. The remaining $179 million has yet to receive financing. Some of the major projects under consideration include $30 million for a student family housing development at UNC-Chapel Hill, $50 million for student housing at North Carolina Central University, $22 million for two new residence halls at Western Carolina University and $50.6 million for the renovation of ten residence halls at Appalachian State University.

Virginia

Virginia’s four public universities are the University of Virginia, Virginia Tech, Virginia Commonwealth University, and George Mason University. Of the four schools, George Mason University appears to be planning to spend the most on student housing facilities during the next several years. Between 2004 and 2006, the university plans to spend more than $66 million on renovating an existing dormitory as well as constructing two new housing facilities. In its 2004 to 2010 capital budget, the University of Virginia allocated almost $60 million for replacing two dormitories and the construction of another two residence halls. Approximately 95% of the cost for these projects will be financed through bond issuance. As part of the university’s 2010 capital outlay plan, Virginia Tech has budgeted $16 million for major residence and dining hall improvements. More than $15 million of the project will be financed through a revenue bond. Virginia Commonwealth’s $198 million capital budget contains no provisions for new student housing.

Arizona

The state’s two major public university systems—Arizona State University and the University of Arizona—will probably absorb much of the projected increase in enrollment in the coming decade. Currently, the University of Arizona has forecast a deficit of 537,000 square feet of residence hall space by 2010. New dormitory construction has been proposed, but not budgeted, beginning in 2006. Arizona State University’s $436 million capital improvement plan for 2002 through 2005 contains no provisions for student housing.

University On-Campus Housing Capacity

Largest Four-Year University in each of the 50 states:	State	Total Enrollment Fall 03	Undergrad Enrollment Fall 03	On- Campus Beds		Beds: % Total Enrollment
Boise State University	Idaho	17,637	15,826	850		4.8%
University of Alaska Anchorage	Alaska	15,843	15,091	954	*	6.0%
University of Nevada, Las Vegas	Nevada	24,679	19,761	1,500		6.1%
Portland State University	Oregon	21,841	15,808	1,560		7.1%
University of New Mexico	New Mexico	24,593	17,166	2,362	*	9.6%
Arizona State University	Arizona	47,359	36,802	5,600	*	11.8%
The University of Texas at Austin	Texas	52,261	39,661	6,613		12.7%
University of Washington	Washington	39,246	28,362	5,000		12.7%
University of Minnesota, Twin Cities Campus	Minnesota	48,677	32,457	6,271	*	12.9%
University of Southern Maine	Maine	11,382	9,017	1,569		13.8%
Auburn University	Alabama	23,276	19,603	3,339	*	14.3%
University of Maryland, College Park	Maryland	57,169	57,169	8,714	*	15.2%
West Virginia University	West Virginia	23,492	16,692	3,600		15.3%
University of Florida	Florida	47,373	34,031	7,551		15.9%
University of Hawaii at Manoa	Hawaii	18,696	12,820	2,986		16.0%
University of Georgia	Georgia	32,941	24,983	5,817		17.7%
University of Oklahoma	Oklahoma	23,799	19,570	4,282		18.0%
The Ohio State University	Ohio	49,676	36,855	9,175	*	18.5%
The University of Iowa	Iowa	29,697	20,487	5,600		18.9%
University of California, Los Angeles	California	37,599	24,899	7,159		19.0%
University of Kansas	Kansas	28,196	20,605	5,452	*	19.3%
University of Kentucky	Kentucky	25,741	17,878	5,109	*	19.8%
Brigham Young University	Utah	32,408	29,379	6,488	*	20.0%
University of Arkansas	Arkansas	15,995	12,889	3,245		20.3%
University of Wyoming	Wyoming	12,745	9,250	2,795		21.9%
North Carolina State University	North Carolina	29,940	22,780	6,700		22.4%
University of Colorado at Boulder	Colorado	30,983	25,158	7,100		22.9%
Louisiana State University and Agricultural and Mechanical College	Louisiana	32,228	26,660	7,599		23.6%
Mississippi State University	Mississippi	16,610	13,373	4,000		24.1%
University of Nebraska–Lincoln	Nebraska	22,988	18,118	5,568		24.2%
University of Rhode Island	Rhode Island	15,929	15,929	3,900	*	24.5%
University of Wisconsin–Madison	Wisconsin	41,515	29,708	10,565	*	25.4%
University of North Dakota	North Dakota	12,423	10,277	3,192		25.7%
The University of Tennessee	Tennessee	27,971	19,956	7,337		26.2%
University of Illinois at Urbana–Champaign	Illinois	39,999	28,947	10,855		27.1%
University of South Carolina	South Carolina	25,140	16,567	6,825		27.1%

Largest Four-Year University in each of the 50 states:	State	Total Enrollment Fall 03	Undergrad Enrollment Fall 03	On- Campus Beds		Beds: % Total Enrollment
The Pennsylvania State University University Park Campus	Pennsylvania	41,445	34,829	11,757		28.4%
New York University	New York	38,096	19,490	10,961		28.8%
Virginia Polytechnic Institute and State University	Virginia	27,662	21,468	8,900		32.2%
Indiana University Bloomington	Indiana	38,903	30,752	12,869	*	33.1%
South Dakota State University	South Dakota	9,952	8,445	3,400		34.2%
University of Delaware	Delaware	20,676	17,486	7,072		34.2%
The University of Montana–Missoula	Montana	13,026	11,152	4,500		34.5%
Boston University	Massachusetts	28,982	17,860	10,775		37.2%
Michigan State University	Michigan	44,937	35,197	17,000		37.8%
Rutgers, The State University of New Jersey, New Brunswick	New Jersey	35,886	28,070	13,851	*	38.6%
University of New Hampshire	New Hampshire	14,248	11,496	5,500		38.6%
University of Vermont	Vermont	10,314	8,792	3,977		38.6%
University of Missouri–Columbia	Missouri	26,124	19,698	10,160		38.9%
University of Connecticut	Connecticut	21,427	14,716	11,321	*	52.8%

Note: Bolding indicates campuses on which American Campus Communities currently owns or manages properties

Source: Peterson’s (Rosen is the source of the data contained in the On-Campus Beds column with a “*”)

Outdated Dormitories Are Creating Additional Pressures

As Baby Boomers entered college in the 1960s, universities quickly built high-rise complexes to accommodate the large influx of incoming students. This stock of student housing is getting very old and is increasingly in need of major renovations or replacement. A survey of the 30 largest four-year institutions in the country, in which 20 schools responded, revealed that the average age of student housing facilities was 36.5 years old. Therefore in addition to building more housing to accommodate an expanding student population, universities must also deal with the problem of maintaining existing inventory. Many schools have undertaken large-scale renovations and others are under pressure to follow suit to stay competitive. In addition to significant cosmetic upgrades, outdated heating and plumbing systems as well as roofs and windows are being replaced in many on-campus housing facilities. In some cases institutions are finding that the cost of renovations are often prohibitive and are opting to take existing facilities out of service.

This previous building boom has also left many colleges and universities with high-density living accommodations that are outmoded for today’s students. A survey of 20 of the largest universities in the country revealed that private bedrooms accounted for only 23 % of total on-campus capacity. Furthermore, only 33% of students living in on-campus facilities had a private or semi-private bathroom and only 17% had a kitchen in their room. These facilities were appropriate for the baby boom generation, many of whom grew up sharing a bedroom with one or more siblings, or had served in the military prior to arriving on campus. Most of today’s incoming freshman were raised in single-child or two-children families and are more likely to have had their own bedrooms since an early age. They have very different expectations of what a residence hall should be.

As a result, while students may be required to share a room during their freshman year, they are unlikely to stay on campus as upperclassmen unless the campus can provide such options as an apartment or private rooms similar to off-campus housing. What used to be considered luxuries-kitchens, private bedrooms and bathrooms, Internet connectivity, cable television systems and study lounges- are now considered basic necessities, making new student housing more expensive to build. According the a survey by the American School and University’s magazine, the cost per square foot to construct a new residence hall has nearly doubled over the past ten years, from $82 in 1993 to $150 in 2002.

Survey of Largest Universities’ On-Campus Housing Facilities: Age and Amenities

University	Total Enrollment Fall 2003	Average Year Built: On- Campus Housing	Average On- Campus Housing Building Age	% On-Campus Beds with a Private Bedroom	% On-Campus Beds with a Semi- Private Bathroom*	% On- Campus Beds with a Kitchen
University of Texas	52,261	1966	37.6	16%	29%	22%
Ohio State University	49,676	1961	42.9	17%	32%	9%
University of Minnesota	48,677	1961	42.6	30%	20%	15%
University of Florida	47,373	1962	41.6	24%	37%	23%
Arizona State	47,359	1965	38.6	4%	18%	12%
University of Wisconsin	41,515	1953	51.5	45%	40%	40%
University of Washington	39,246	1962	41.6	17%	10%	10%
University of Michigan	38,972	1949	54.7	36%	10%	0%
University of South Florida	38,854	1986	17.8	39%	42%	37%
University of Central Florida	38,598	1994	10.3	42%	100%	40%
Purdue University	38,546	1960	44.4	19%	30%	23%
University of California, Los Angeles	37,599	1977	27.2	0%	48%	10%
University of Arizona	36,847	1966	38.4	2%	19%	0%
Florida State University	36,210	1988	16.4	5%	14%	5%
California State University, Long Beach	34,566	1975	28.8	2%	0%	0%
University of Houston	34,443	1969	34.5	34%	60%	20%
San Diego State University	34,304	1978	26.2	15%	28%	10%
Florida International University	33,451	1994	10.3	81%	81%	81%
University of California, Berkeley	33,145	1961	42.9	6%	25%	5%
University of Georgia	32,941	1969	34.9	16%	25%	16%

Average**		1967	36.5	23%	33%	17%

* includes bathrooms located in suites with up to four students per bathroom

** average is weighted by number of beds

Source: RCG

Trends in Student Housing Privatization

Privatization, which has become common in the provision of a variety of university services, has more recently expanded to address one of the greatest challenges currently confronting higher education – providing affordable student housing during times of increased student enrollment and reduced budgets. The fall-off in major sources of public funding for student housing coupled with the growing cost of building and replacing student housing facilities are fueling private sector participation in the student housing market.

The Private Sector Steps In

To bridge the gap between demand for student housing and the increasing difficulty in providing it, public universities have increasingly looked to the private sector to either develop off campus housing or to form partnerships to build and renovate on campus housing. This has allowed the public universities to reduce their capital outlays and administrative costs dedicated to housing as well as preserve limited debt capacity for other uses. At the same time, private developers are seeing opportunities to fulfill unmet demand in this niche market and are building fully private off-campus apartment complexes catering specifically to students. According to an Anderson Strickler survey conducted in 2003, between 1995 and 2004, $4.5 billion worth of private student housing projects will be delivered to the market, for a total of 281 projects.

Approximately 70% of these projects are on-campus projects, with the remaining 30% off-campus developments. In total, the survey includes 141,500 beds that have been developed or are under management by the private sector. A previous survey also found that between 1995 and 2000, 77 institutions had turned to privatized student housing on campus.

Several states are participating in this trend towards student housing privatization. At least 15 of 37 public universities in Texas have privatized student housing. In their most recent five-year capital programs, six out of ten University of California campuses have planned housing projects that will be built by private sector developers. These projects total 9,472 beds, 94% of which are student housing projects and 6% of which are faculty housing projects. As Arizona State University West, which previously served only upperclassmen and graduate students, transforms itself into a full-service four-year university campus, the Arizona Board of Regents has turned to a public-private partnership to build new student housing to accommodate the growing number of traditional college-age students. Faced with Arizona’s weak state budget, Arizona State University’s Main and East Campuses, University of Arizona and Northern Arizona University have used similar partnerships to add to their student housing stock in recent years. Other state systems that have turned to the private sector include the universities of Florida, Nebraska, North Carolina, Oklahoma, and Tennessee. As college enrollment increases and students demand more and more out of their residences, the trend toward these alternative forms of student housing are expected to continue and spread to more cities with large student populations.

Public-Private Partnerships

Public-private partnerships are achieving increasing prominence among universities and colleges seeking to improve their student housing offerings. These partnerships typically involve schools transferring responsibility for some or all of the following housing-related functions:

•	Land Control
•	Project Ownership
•	Property Management and Operation
•	Design and Construction
•	Project Financing
•	Residence Life

Many recent student housing privatization transactions have involved a ground lease arrangement. The university is able to reduce its administrative costs and preserve limited tax-exempt debt dollars for other uses. In such arrangements, land owned by a university or college is leased for a period of 20 to 40 years to an affiliated or independent non-profit corporation or a governmental conduit. The ground lease imposes a number of requirements governing the use of the land and the construction, maintenance and operation of the project, including restrictions on tenancy and rents. Typically, the non-profit ground tenant owns the housing and pays to the school as ground rent all of the net revenues from the project remaining after payment of debt service, operating expenses and management fees. The non-profit ground tenant is often part of a team assembled by a for-profit developer to undertake the project. The developer receives a development fee for its services and is responsible for oversight and management of the project’s design and construction, and for procuring the necessary financing. The developer’s affiliate, or a management agent selected by the developer, will typically assume responsibility for managing the project after construction completion, and, in some cases, providing some of the required residence life services.

Private Development Projects

Private developers are also building student housing projects on their own. These developments, dubbed student apartment communities and private dormitories, are a popular alternative to traditional dorms and apartments and are cropping up in college towns across the nation. Student apartment communities and private dormitories are taking advantage of the opportunity to provide living arrangements that address the new student needs that are not being offered in on-campus dormitories. The developments target the student population with full service complexes that provide a variety of living arrangements. Typically, they consist of a private room and bathroom for each student under an individual lease with common shared living areas with other students. Roommates are responsible for only their own bedroom rent, and not for the whole apartment. The communities provide amenities such as:

•	Private Bedrooms and Baths
•	Electronic Security Systems
•	Storage
•	Covered Parking
•	Swimming Pools and Workout Facilities
•	LAN and Direct Wiring to the Campus Computer System
•	Computer Rooms with Computers and the Latest in Peripheral Equipment
•	Optional Housekeeping Services
•	Meals or Dining Facilities
•	Shuttles to Campus

Developers are able to garner higher rents for these units than for traditional apartment units because of all the extra offered services and also in part because students and parents alike find them appealing. Because these residences are restricted to students, they are often perceived as being safer environments than traditional apartment complexes.

Mid-size developers such as Capstone, JPI, Century, and Allen & O’Hara have been successfully building and managing student apartments off-campus for more than a decade. Within the last few years student housing has also caught the attention of major developers such as Trammell Crow and LaSalle Partners. As college enrollment increases and students demand more and more out of their residences, the trend toward these alternative forms of student housing are expected to continue and spread to more cities with large student populations.

Although a number of major multi-family developers are known to be considering entering the student housing market, none has yet done so in a meaningful way, perhaps due to the specialized nature of the segment which sets it apart from traditional multi-family housing operations.

Major Players

Given the size of the market and the limited number of major companies, the student housing market is highly fragmented and so far consolidation in the industry has been nonexistent. There are less than ten firms, including American Campus Communities, that own a multi-regional network of properties and are able to offer an integrated range of specialized student housing services, including design, construction and financing. Furthermore, each of the top eight firms in the market manages only 10,000 to 25,0000 beds, roughly the enrollment of a single large university. According to Anderson Strickler, these top eight student housing developers/managers in the industry manage and/or own a total of 141,500 beds. None of these individual companies manages or owns more than about 20% of the total privatized student housing beds, and the total of all beds owned or managed by these firms represents less than 2% of the total demand for student housing.

For the larger firms, dominating one particular region is less important than having a presence in markets with large student populations and the networks of individual firms are geographically dispersed. Texas, California, Florida, Georgia, North Carolina, Arizona and Pennsylvania are the most common locations, due primarily to the presence of large state university systems that allow developers to take advantage of economies of scale. As a result, many of the major players are operating in the same markets. For example, four different firms, including American Campus Communities, have student housing developments in Houston. Similar clustering is found in Austin, Minneapolis, Riverside, Tallahassee, Tucson and Atlanta, which are all home to large student populations. In contrast, the Pacific Northwest and Northeast are two regions that are dominated by local companies.

Allen & O’Hara

Allen & O’Hara is the nation’s oldest student housing company, having developed, built, and managed student housing projects since 1964. In the past, the company has been involved with more than 30,000 beds in 20 different states, with a focus on California, Florida, North Carolina, Tennessee and Ohio. Since mid-year 2000, Allen & O’Hara has been involved in more than $500 million in student housing projects, totaling approximately 4,500 beds. An additional 7,000 beds of new student housing are estimated to be currently under development.

Ambling Companies

Ambling is a multifamily development company that provides development, financing, consulting and management services for higher education housing. Like Capstone, the company began developing off-campus housing only, but has since expanded into the on-campus market as well. Currently, Ambling has a network of 28 communities across the country, with a large presence in Georgia. Ambling has been relatively quiet lately, announcing only one project in 2003—a 413-bed development at Southern Polytechnic University.

American Campus Communities

American Campus Communities was founded in 1993 and specializes in all student housing product types ranging from student apartment communities to traditional full-service residence halls. The company provides design, development, refurbishment, financing and management services. American Campus Communities has participated in the development or acquisition of 43 student housing communities totaling approximately 25,500 beds and currently manages 34 communities totaling 22,200 beds. While the company’s largest presence is in Texas, it has a geographically diverse portfolio with projects in Florida, Georgia, Virginia, New York, Maryland, California, Arizona and Colorado, among other states.

Capstone Development

Founded in 1990, Capstone focuses exclusively on the student housing market, providing design, construction, financing and management services. After starting out developing off-campus housing only, the company has since made a big push into the on-campus market, which now accounts for the majority of the firm’s portfolio. Currently, Capstone has 22,000 on-campus beds completed or under development at 42 different colleges. The off-campus portfolio consists of 13,000 beds, near 19 different campuses. Geographically, the company has significant presence in the South, with the majority of the developments located east of the Mississippi river. Additional developments are in California, Oregon, Kansas, Oklahoma and Texas. Recent projects include a 500-bed residence hall at the University of Missouri – Kansas City, which began construction in July, 2003 and a 700-bed dormitory at Southeastern Louisiana University scheduled to begin construction in the second half of 2004.

Century Development

Also founded in the early 1990s, Century develops all types of real estate, with an emphasis on on-campus student housing. In addition, the company owns a subsidiary, Century Campus Housing Management, responsible for the management of on-campus student housing facilities at 27 different universities. Century’s development and management history totals 20,000 beds at 46 different campuses. More than half of the company’s projects are located in Texas and Missouri, with additional facilities in New Mexico, Arizona, Utah, Colorado, Nebraska, Oklahoma, Arkansas, Louisiana and Virginia. In October, Century began construction on a 265-bed facility at Arizona State University in addition to a 204-bed project at New Mexico Junior College. With more than 20 projects currently under negotiation, the company has targeted both the West Coast and Southeast as future expansion opportunities over the next three years.

JPI Campus Quarters

JPI Campus Quarters, a division of apartment developer JPI, builds and manages a network of nearly 20,000 student beds in 24 university cities nationwide. The company is primarily involved with off-campus housing projects, though several recent developments have been for on-campus facilities. JPI’s primary markets are Texas, California and Florida with additional developments in the Mid-Atlantic and Midwest regions. The University of Louisiana at Monroe recently selected the company for the $50-million renovation of two residence halls, totaling 1,700 beds.

Public and Private Universities Offer Different Opportunities

Proportion of Students Living on On-Campus Housing Facilities, Public vs. Private Schools

Private		Public
Campus	%	Campus	%
Amherst College	98%	SUNY Albany	58%
Princeton University	97%	University of Michigan	37%
Harvard University	96%	Indiana University	36%
Williams College	96%	University of Illinois Urbana-Champaign	30%
Massachusetts Institute of Technology	94%	Texas A&M	27%
Stanford University	91%	University of California	26%
Yale University	87%	Ohio State University	25%
Duke University	82%	University of Minnesota at Twin Cities	22%
Georgetown University	80%	University of Florida	21%
University of Chicago	66%	University of Arizona	18%
New York University	55%	University of Texas at Austin	18%
		University of Washington	17%
		Arizona State	15%
Sources: Princeton Review, RCG

While public schools have, on average, a higher number (in absolute terms) of their students living on campus, private schools in general have a much higher proportion of their student body living in on-campus housing facilities. Unlike their counterparts enrolled in public institutions, it is not uncommon for students enrolled in private schools to spend more than a year in on-campus housing facilities. Many private institutions have enough capacity in their housing facilities for their students while some private institutions require students to live in on-campus housing facilities. Princeton University, for instance, mandates its students to live on campus for at least their first two academic years.

Reflecting this policy, the percentage of students living in on-campus housing is well above 80% for many private universities. The percentage of students in public universities living in on-campus housing facilities fluctuates anywhere from the mid-teens to the high-30% range. As a result, public university students are far more likely to turn to the private sector to meet their housing needs. Therefore, public universities provide more diverse opportunities in both the on-campus and off-campus markets. Housing geared toward private university students will likely be more limited in the near-term and focused on on-campus housing.

Local Apartment Conditions Key in Private Sector Choices

With private sector participation, return on investment is a major determinant in going forward with a project. Therefore, in addition to looking at college enrollment levels to gauge demand for student housing, developers will also examine local apartment market conditions to ensure that rents will justify development costs to make a project pencil out.

Nationally, multifamily market conditions have softened during the past two years. Record low interest rates, which have made home buying more popular, have taken renters out of the market, accounting for much of the demand-side weakness. At the same time, new starts have actually risen in the past two years. This supply-demand balance has caused vacancies to rise and rents to contract. Rents in professionally managed complexes fell for a second consecutive year during 2003.

The outlook is for improvement in market conditions this year, although recovery will be slow. Job growth will be modest and interest rate rises in late 2004 and 2005 will take time to attract renters back to the market, meaning that homeownership will remain attractive for much of this year. Vacancy rates should peak and then start to fall during the second half of 2004. Rent declines will also moderate, and rents should stabilize by the end of the year, before turning positive in 2005.

Among individual markets there is much variation in performance. Oversupplied markets or those with very weak job growth are suffering from sharp rental contractions, which will continue into next year. Supply-constrained markets with low vacancies are performing the best, and have countered the national trend, posting strong rent growth during the past two years.

Tech-heavy markets in the Bay Area, which have had very weak economic growth, (San Jose, San Francisco and Oakland) are the worst performers in terms of recent rent growth. Other markets with large technology concentrations that have been hard hit include Austin, Denver and Seattle. Atlanta, Dallas, and Phoenix are all suffering from oversupply.

On the other hand, the Southern California markets of Riverside, San Diego, Los Angeles and Orange County, which are facing housing shortages and have had stronger economic expansion have been performing very well, and have had the healthiest rental increases. Other markets posting strong numbers include Washington, DC, where the government sector has largely shielded the economy from the national downturn, and all of the Florida markets, which have also benefited from strong economic growth. Philadelphia has had very limited building activity and the market is very tight, driving up rental rates.

Change in NOI for Public Companies - 4Q03

Metropolitan Area	Year-over-Year	4Q03 vs. 3Q03
Inland Empire, CA	4.5%	4.4%
Orange County, CA	3.1%	4.4%
Los Angeles, CA	2.3%	-2.4%
Washington, DC	1.7%	-0.7%
Phoenix, AZ	-0.4%	11.0%
Orlando, FL	-0.4%	4.6%
Las Vegas, NV	-1.3%	3.3%
Tampa, FL	-1.7%	-1.6%
South Florida, FL	-1.7%	-1.6%
SF Bay Area, CA	-1.8%	-3.9%
San Diego, CA	-1.9%	0.6%
Dallas, TX	-3.9%	4.4%
Houston, TX	-5.2%	5.8%
Boston, MA	-5.2%	-0.1%
Seattle, WA	-5.9%	-2.7%
Denver, CO	-7.5%	3.3%
New York, NY	-9.5%	-5.1%
Austin, TX	-10.0%	2.0%
Atlanta, GA	-12.0%	2.0%

Source: RCG

Public market data shows a similar trend. During 2003, NOI for apartment buildings owned by public buildings fell in most markets, while the Southern California region and Washington, DC showed marked increases.

Looking ahead, markets that are currently weak will take longer to recover and a turnaround in rent growth will lag the general national recovery. With the recovery in the multifamily market expected to be slow, excess inventory in oversupplied market will take time to work through. Additionally, job growth is expected to remain sluggish in spite of the improving economic outlook, putting a damper on demand in markets that have been suffering from job losses. Stronger performing markets where demand is outstripping supply, such as those in Southern California, will continue to perform well during the next few years. Markets in the middle of the pack, with respectable underlying fundamentals that have just suffered from the national downturn in the multifamily market, will follow the national trend, with vacancies starting to fall during the second half of this year and strong rent growth resuming in 2005.

Selected Apartment Market Statistics

			Rent Growth
Market	2003 Vacancy	2003 Rent	2002-2003	2001-2003
Atlanta	11.0%	$798	0.0%	0.0%
Austin	11.2%	$760	-2.9%	1.1%
Boston	5.0%	$1,550	0.6%	1.3%
Charlotte	9.9%	$735	1.0%	1.0%
Chicago	7.3%	$945	-0.6%	0.3%
Cincinnati	9.5%	$635	0.2%	1.0%
Cleveland	7.1%	$672	0.3%	1.8%
Columbus	8.2%	$624	0.3%	2.1%
Dallas-Fort Worth	10.9%	$710	-0.3%	-0.8%
Denver	12.2%	$800	-1.7%	-2.7%
Detroit	6.9%	$790	0.1%	2.1%
Fort Lauderdale	6.2%	$955	1.9%	4.6%
Houston	9.0%	$667	1.5%	4.1%
Indianapolis	10.5%	$610	-0.7%	0.3%
Jacksonville	5.5%	$718	3.0%	5.9%
Las Vegas	7.5%	$722	0.4%	1.4%
Los Angeles	3.3%	$1,150	3.6%	8.4%
Miami	7.0%	$955	3.4%	6.1%
Milwaukee	10.0%	$693	1.5%	3.4%
Minneapolis	5.6%	$885	1.4%	2.2%
N. New Jersey	4.8%	$1,077	3.6%	5.1%
New Haven	5.3%	$914	1.0%	4.0%
NYC	3.9%	$2,150	0.7%	-1.0%
Oakland	5.5%	$1,198	-4.5%	-9.3%
Orange County	3.9%	$1,245	2.3%	5.7%
Orlando	8.4%	$751	1.5%	3.3%
Philadelphia	3.5%	$908	3.8%	10.1%
Phoenix	9.6%	$680	-0.1%	-0.6%
Portland	7.8%	$689	-0.9%	-1.4%
Riverside	3.9%	$865	5.4%	11.9%
Sacramento	6.9%	$880	1.5%	4.4%
Salt Lake City	7.4%	$650	0.2%	-0.5%
San Diego	3.8%	$1,110	3.8%	9.3%
San Francisco	5.6%	$1,628	-4.0%	-9.8%
San Jose	6.9%	$1,327	-7.0%	-15.4%
Seattle	7.8%	$809	-0.7%	-1.0%
Tampa	8.3%	$722	1.5%	3.4%
Tucson	8.5%	$560	0.0%	0.5%
Washington, DC	5.1%	$1,120	3.2%	6.6%
West Palm Beach	10.4%	$962	0.5%	3.4%

Source: Marcus & Millichap

Implications for Future Direction of Student Housing

Taking all of the major demand and supply drivers into account, a few areas emerge as the most promising growth markets for privately developed student housing projects. Markets with the combination of favorable college enrollment projections, healthy state finances to support these higher enrollment levels and new student housing, and strong apartment market fundamentals that help generate desirable returns, will provide the best opportunities.

Starting with the markets with the largest absolute enrollment changes between 2000 and 2010 (above 25,000), the states that are analyzed as having the best potential are narrowed down to sixteen. All of the states with annual percentage growth above the national average of 1.4% except for Hawaii, Alaska and Rhode Island are also included in this group. These three states have been left out because of the difficulty in obtaining local apartment market data.

Scoring

States are scored on three major factors: enrollment outlook, state fiscal health and apartment market outlook.

•	Enrollment Outlook Categories:

Enrollment Projections 2000-2010	Score
Enrollment Above 500,000	4
Enrollment Growth Above 100,000	3
Enrollment Growth Above 50,000 or 2.0%	2
Enrollment Growth Below 50,000	1
•	State Fiscal Health:
Education Appropriations FY02-FY04	Score
Positive Gain (1%+)	4
Little to No Change (-.9% to .9%)	3
Single Digit Loss (-9.9% to –1.0%)	2
Double Digit Loss (-10% and below)	1
•	Apartment Market Outlook:
Rent Growth 01-03	Score
Positive Growth Above Inflation	4
Positive Growth on Par with Inflation	3
Flat Rents	2
Negative Growth	1

Results

Florida, Southern California and New York show the best prospects, according to this scoring system. Houston and Washington, DC follow closely behind. Florida takes the top spot, with strong scores in enrollment outlook, state fiscal health and apartment market outlook. New York scores well on enrollment and state finances, with weakness coming from the apartment market, which has been sluggish during the past two years. Southern California’s ranking is lower than Florida’s in spite of the fact that California has the highest enrollment outlook score because of weakness in the state’s fiscal health, which threatens its capacity to accommodate the surge of expected students. Additionally, Northern California’s prospects are not as strong as those in Southern California because of the sharp downturn that the apartment market has experienced. Washington and Maryland have the lowest scores, with comparatively weaker projections for all three major factors.

State Outlook: Potential for Student Housing Development

	Enrollment Change		Enrollment	State Fiscal	Apt. Market
State	2000-2010	CAGR 00-10	Outlook	Health	Outlook	Total
Florida	131,348	1.87%	3	4	4	11
S. California*	783,020	3.30%	3	2	4	9
New York	174,633	1.72%	3	4	2	9
Houston**	161,494	1.60%	3	2	3	8
Washington, DC	27,301	3.47%	2	2	4	8
N. California*	783,020	3.30%	4	2	1	7
Massachusetts	93,166	2.19%	3	1	3	7
North Carolina	62,817	1.59%	2	3	2	7
New Jersey	46,459	1.45%	1	2	4	7
Pennsylvania	39,318	0.69%	1	2	4	7
Connecticut	27,816	1.77%	1	3	3	7
Dallas/Austin**	161,494	1.60%	3	2	1	6
Arizona	57,206	1.69%	2	2	2	6
Virginia	61,833	1.66%	2	1	2	5
Illinois	50,144	0.72%	1	2	2	5
Georgia	48,951	1.46%	1	2	2	5
Maryland	47,497	1.76%	1	1	2	4
Washington	34,192	1.12%	1	2	1	4

*	Enrollment Statistics for All of California
**	Enrollment Statistics for All fo Texas

Sources: Department of Education, RCG

Appendix: Enrollment Projection Model Methodology

RCG’s university enrollment model takes uses four major inputs:

•	Total national projected enrollment through 2010 from the Department of Education
•	Current enrollment by state fro the Department of Education
•	Forecasted growth of the 18 to 24 age group through 2010 by state from the U.S. Census Bureau.
•	Students enrolled in universities and colleges as proportion of the total population and the 18 to 24 age group from the US Census Bureau

In making its projections, RCG has made several assumptions in the model:

•	The future enrollment rate will not change from its 2000 figure. This assumption will understate the growing demand for post-secondary education in some states.
•

Future changes in admissions policies by individual schools will not change. Therefore the model does not take into account the potential impact of policy changes such as tuition hikes and enrollment caps

•	Financial aid policies, both on a national and state level will not change.